UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 11, 2026, Quhuo Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several purchasers identified on the signature page thereto, for the issuance and sale of an aggregate of 20,000,000 of the Company’s American Depositary Shares (“ADS”), each representing 900 Class A ordinary shares with par value US$0.0001 per share of the Company, at a purchase price of $0.494 per ADS in a registered direct offering (the “Transaction”).

The Transaction is expected to be closed on February 12, 2026. The gross proceeds from the offering, before deducting the offering expenses payable by the Company, are expected to be approximately $9.88 million. The Company intends to use the net proceeds for working capital and general corporate purposes.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The foregoing summary of the Purchase Agreement does not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibit 10.1 hereto and incorporated by reference herein.

The ADSs are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-273087) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2023 and declared effective by the SEC on November 22, 2023. The ADSs to be issued in the Transaction are being offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The post-Transaction total number of outstanding shares of the Company was 22,778,561,139, consisting of (i) 22,672,264,509 Class A ordinary shares of a par value of US$0.0001 each, (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each and (iii) 100,000,000 Class C ordinary shares of a par value of US$0.0001 each.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of the Company and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements containing words such as expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to the Company’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the SEC, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this current report on Form 6-K. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: February 11, 2026

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